UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
Cooper-Standard Holdings Inc.
_______________________________________________________
(Name of Issuer)
Common Stock
_______________________________________________________
(Title of Class of Securities)
21676P103
___________________________
(CUSIP Number)
July 31, 2020
___________________________________________
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x  ] Rule 13d?1(b)		[   ] Rule 13d?1(c)		[   ] Rule 13d?1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange
Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.  21676P103
(1)   Names of reporting persons
 Thrivent Financial for Lutherans
(2)   Check the appropriate box if a member of a group        ( (a)       ( (b)
  (see instructions)

(3)   SEC use only

(4)   Citizenship or place of organization
 Wisconsin
Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
76,865 (1)
(6) Shared voting power
1,699,902 (2)
(7) Sole dispositive power
76,865 (1)
(8) Shared dispositive power
1,699,902 (1)
(9)   Aggregate amount beneficially owned by each reporting person
1,776,767 (1),(2)
(10) Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)
0
(11) Percent of class represented by amount in Row (9)
10.5%(3)
(12) Type of reporting person (see instructions)
IC, IA
Highlight and copy the table if more than one is required.
SCHEDULE 13G	Page ___ of ___
Item 1(a) Name of issuer: Cooper-Standard Holdings Inc.
Item 1(b) Address of issuer's principal executive offices:
39550 Orchard Hill Place Drive
Novi, MI 48375
2(a) Name of person filing:
Thrivent Financial for Lutherans
2(b) Address or principal business office or, if none, residence:
901 Marquette Avenue, Suite 2500
Minneapolis, MN 55402
2(c) Citizenship:
Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

____________________________________________________________________________
2(d) Title of class of securities:
Common Stock
2(e) CUSIP No.:
21676P103
Item 3.	If this statement is filed pursuant to ??240.13d?1(b) or 240.13d?2(b)
or (c), check whether the person filing is a:
(a) [  ]	Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
(b) [  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [x]	Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);
(d) [ ]	Investment company registered under section 8 of the Investment Company
Act of 1940 (15 U.S.C 80a?8);
(e) [x]	An investment adviser in accordance with ?240.13d?1(b)(1)(ii)(E);
(f) [x]	An employee benefit plan or endowment fund in accordance with
?240.13d?1(b)(1)(ii)(F);
(g) [  ]	A parent holding company or control person in accordance with
?240.13d?1(b)(1)(ii)(G);
(h) [  ]	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i) [  ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a?3);
(j) [  ]	A non-U.S. institution in accordance with ?240.13d?1(b)(1)(ii)(J);
(k) [  ]	Group, in accordance with ?240.13d?1(b)(1)(ii)(K). If filing as a
non-U.S. institution in accordance with ?240.13d?1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,776,767 (1), (2)
(b) Percent of class: 10.5% (3)
SCHEDULE 13G	Page ___ of ___
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 76,865 (1)
(ii) Shared power to vote or to direct the vote 1,699,902 (2)
(iii) Sole power to dispose or to direct the disposition of 76,865 (1)
(iv) Shared power to dispose or to direct the disposition of 1,699,902 (2)

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [? ?].
Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.
Notes:
(1) See Note 1 on the cover page. Thrivent Financial for Lutherans disclaims beneficial ownership of the 29,227 shares held in the Thrivent Financial Defined Benefit Plan Trust.
(2) See Note 2 on the cover page. Thrivent Financial for Lutherans and Thrivent Asset Management, LLC disclaim beneficial ownership of these shares.
(3) Based on the 16,884,542 shares outstanding as of May 5, 2020.

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under ?240.14a-11.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:


Signature:
/s/ David S. Royal



Name:

David S. Royal



Title:

Chief Investment Officer